

March 21, 2013

Via E-mail
Mr. Kevin S. Miller
Chief Financial Officer
Monmouth Real Estate Investment Corporation
3499 Route 9 North, Suite 3-C
Freehold, NJ 07728

> **Re: Monmouth Real Estate Investment Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed December 12, 2012**
> **File No. 1-33177**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 2. Properties, page 17

1. On pages 21 and 22, with respect to your new and renewed leases, in future Exchange Act periodic reports, please provide disclosure regarding tenant improvement costs, leasing commissions, and tenant concessions. Please provide such disclosure on a per square foot basis.

2. We note that 6% of your leases are scheduled to expire in 2013. Please discuss the relationship between expiring rents on these leases and markets rents.

3. We note that you have two land properties. To the extent these properties are material and you develop these properties, please provide disclosure regarding your anticipated

completion date, costs incurred to date and budgeted costs in future Exchange Act periodic reports. Additionally, we note your disclosure on page 35 that you expanded a property. To the extent material, please provide disclosure regarding the cost per square foot of this expansion and advise whether leasing costs are included.

Item 7. Management's Discussion and Analysis of Financial Condition, page 28

Comparison of Year Ended September 30, 2012 …, page 35

4. We note that you have provided disclosure regarding your same store rental revenues, reimbursement revenues, real estate taxes, operating expenses, depreciation and interest. In future Exchange Act periodic reports, please disclose how you determine the properties that fall within the "same-store" pool and which expenditures are included in operating expenses.

5. To the extent you view Net Operating Income as a key performance indicator, please include in future Exchange Act periodic reports.

Financial Statements

Consolidated Statements of Income, page 78

6. Please tell us how you determined it was appropriate to classify amortization of leasing costs and the value of in-place leases as other income (expenses). Please refer to Article 5-03 of Regulation S-X.

Notes to the Consolidated Financial Statements, page 84

Note 3 – Acquisitions and Dispositions, page 93

7. Please tell us how you determined that your acquisitions of 100% net leased industrial buildings were business combinations as opposed to asset acquisitions. Please refer to ASC 805-10-55.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Kevin S. Miller
Monmouth Real Estate Investment Corporation
March 21, 2013
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Sonia Barros, Special Counsel, at (202) 551-3655 with regard to legal comments.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant